May 8, 2009

By U.S. Mail and facsimile (617)664-8209)

Mr. Ronald E. Logue
Chairman and Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

Re:	State Street Corporation
Form 10-K for year ended December 31, 2008
	File No. 001-07511

Dear Mr. Logue:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Risk Factors, page 5
1. Please revise, in future filings, the risk of counterparty failure or instability, to quantify for 2 comparable periods, the counterparty risk in the aggregate and identify any individual counterparty whose failure would result in a material charge. Please make similar changes to your Management`s Discussion in your upcoming filings.
2. Please revise, in future filings, the risk related to the purchase of assets from the unconsolidated asset-backed commercial paper conduits, the last paragraph to disclose the after-tax net unrealized losses for the prior comparable period also. In addition, disclose the aggregate amount of assets purchased for each period and the after-tax net unrealized losses in those purchases. Finally, disclose whether there are any reserves established for the unconsolidated unrealized losses.
3. Please supplementally provide us with the assumptions used in the
"expected loss model" referred to in the last risk factor on page
11.
In this regard, advise us, with a view towards additional disclosure, as to how the majority of the losses, $3.56 billion, from the risk directly above, would be covered by the $67 million in first loss notes. Finally, advise us as to the amount of net after-tax unrealized losses not covered by guarantees that were in the conduits at 12/31/08.
4. With regard to the risk related to unregistered cash collateral pools on page 14, supplementally provide the staff with the following information:
* The aggregate dollar amount of sales when the NAV was less than $1.00;
* The section(s) of the corporate governance documents for the cash collateral pools that discloses/discusses the sales price for the pools;
* The section(s) of the corporate governance documents of the pools that you state you are in compliance with and an analysis of your compliance; and,
* Copies of any notice that you have provided to purchasers of the pools when purchases are made when the NAV was/is under $1.00.

Notes to Consolidated Financial Statements

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Financial Highlights, page 33

5. We note disclosure on page 35 of your intention to reduce the size of your balance sheet, which will reduce your net interest margin for
2009 by 13% to 18%. Please tell us and revise future filings to clearly discuss and provide enhanced disclosure surrounding how you intend to reduce your balance sheet, including specific asset classes that you intend to sell-off or pay down. Within this context, please also address and provide the business purpose behind your reclassification of certain asset- and mortgage-backed securities with an amortized cost of $14.6 billion and fair value of $12.3 billion from securities available for sale to securities held to maturity in the fourth quarter of 2008.


Investment Securities, page 60

6. We note your disclosure that securities rated "AA" and "AAA" comprised approximately 89% of your investment securities portfolio at December 31, 2008. We also note that you have investments representing 5% of your portfolio which are rated medium-grade or below as of December 31, 2008. This concentration has increased to 9.8% of your portfolio as of March 31, 2009 per review of your Form
8-K filed April 21, 2009. Due to the significance of both your investment securities portfolio and related unrealized loss position to your financial statements, please tell us and revise your future filings to disclose the following:

* An expanded disclosure of your accounting policies for reviewing your investment securities for impairment, including discussion of the relevant authoritative guidance you rely upon for different types of securities as applicable, such as SFAS 115, EITF 99-20, etc.;
* For those securities with significant duration and severity of temporary impairment at the end of the period presented, for example, gross unrealized losses of $5.14 billion for asset-backed securities and $684 million for collateralized mortgage obligations as of December 31, 2008 per the table on page 95, an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred; and
* For those securities for which an other than temporary impairment was recognized, for example, $122M in 2008 per your disclosures on page 95, an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.


Note 3. Investment Securities, page 94

7. Please revise future filings to present the gross unrealized losses table on page 95 distinguishing between investments classified as available for sale and investments classified as held to maturity.


Note 4. Loans and Lease Financing, page 96

8. We note your disclosures herein and on page 63 relating to your repurchase of approximately $800 million of commercial real estate loans from certain customers pursuant to indemnified repurchase agreements with an affiliate of Lehman Brothers. We also note your disclosure that on the date of acquisition, you accounted for these loans in accordance with SOP 03-3. We further note that as of December 31, 2008, there were approximately $219 million of these loans which were past-due and still accruing interest for which you state that no additional valuation adjustments or provisions for losses were recorded since initial acquisition. Please address the following:

* Tell us the amount of loans that were past due and accruing interest at the initial acquisition date;
* How you determined that the continual accrual of these past-due loans was appropriate and that no additional valuation adjustments or provisions for loss were necessary on these acquired loans; and
* Provide us with an update as to the current status of the performance of these acquired loans.


Note 11. Commitments and Contingencies

Tax Contingencies, page 104

9. We note your disclosures related to your SILO leveraged lease transactions, the IRS` standard settlement offer, and your decision not to accept this offer but to continue your appeal of this ruling.
We also note that based upon this settlement offer, you have revised your projections of the timing and amount of tax cash flows and also increased your tax-related interest expense. We note your disclosure on page 34 that as a result of these revisions, you recorded a $98 million reduction to net interest income and $39 million increase to income tax expense during 2008. Please address the following:

* We note that your deferred tax liability for your lease financing transactions decreased from $1.177 billion as of December 31, 2007 to
$535 million as of December 31, 2008 as presented in your income tax footnote on page 131. Please tell us the reasons for this decrease and whether any of this decrease pertains to your SILO leveraged lease transactions; and
* Please tell us how you determined it "more likely than not" that your position will be sustained in your appeal based upon IRS` recent settlement offer and previously successful challenges of these transactions. Additionally, please tell us how your facts and circumstances are different from the IRS` ruling.

Please reference consideration given to guidance in SFAS 109, FIN
48,
and any other authoritative literature as necessary in your response to support your accounting.

Note 21. Expenses, page 130

10. We note disclosure relating to your election in the fourth quarter of 2008 to provide support to certain investment accounts managed by SSgA through the $2.49 billion purchase of asset- and mortgage-backed securities and a $450 million cash infusion, which resulted in a charge of $450 million. Please address the following:

* Explain the nature and legal structure of these pooled investment accounts;
* Tell us whether the entire $450 million charge resulted from the $450 million cash infusion and, if not, what portion of it related to the purchase of asset- and mortgage-backed securities;
* Tell us how you accounted for the cash infusion of $450 million contributed to the investment accounts;
* Tell us in detail the specific contractual obligations of the independent third-party financial institutions ("wrap providers") that agree to make up any shortfall in the investment accounts.
In
your response, include discussion of how and when a wrap provider can terminate its financial guarantees and the resulting effect this would have on your obligations to perform under these agreements;
* Tell us why you determined it necessary to provide this support, even though these investment accounts had contractual arrangements with wrap providers that would require them to make up any shortfall;
* Tell us whether any wrap providers have eliminated or reduced their contractual obligation, and if so, whether this has resulted in litigation with the defaulting wrap provider(s) or the plans investing in the investment accounts;
* You state that as a result of the $450 million contribution, the ratio of the market value of the accounts` portfolio holdings to the book value of the accounts increased. Please tell us what this ratio was immediately before and after this election to provide support, as of December 31, 2008, and as of the date of your response in addition to any minimum ratio(s) required to be contractually maintained, as applicable; and
* Discuss any triggers (i.e. minimum ratios, termination of financial guarantees, downgrades to assets, etc.) that would require you to either purchase additional assets and/or provide additional cash infusion. We note your disclosure that you have no ongoing commitment or intent to provide support.

11. Given your election in the fourth quarter of 2008 to provide support to the investment accounts and the resulting charge of $450 million, please tell how you were able to conclude that you were not the primary beneficiary and therefore not required to consolidate the assets and related liabilities of these investment accounts in accordance with FIN 46(R) or other authoritative accounting literature considered. In your response please tell us how you considered each of the following:

* Your decision to purchase assets and provide a cash infusion although not contractually required;
* The ability of the third-party financial institution to terminate their financial guarantees;
* The likelihood that you would provide additional support in the form of either additional purchases or cash infusions, even thought you state that you have no ongoing commitment or intent to provide such support; and
* The fact that participants are allowed to purchase and redeem units at a constant net asset value regardless of the underlying value of the assets held by the account.

12. We note your disclosure on page 14 that any future decision to provide financial support to the investment pools would result in the recognition of significant losses and could in certain situations require you to consolidate the investment pools onto your balance sheet. If you determined that you were not the primary beneficiary of these pooled investment accounts subsequent to providing them support in the fourth quarter of 2008 and therefore not required to consolidate these accounts, please tell us the certain situations that could require you to consolidate these investment pools onto your balance sheet.

13. You further state on page 14 that a failure or inability to provide such support could damage your reputation among current and prospective customers. Please tell us how you considered reputational risk and the possibility that you may provide similar support to the pooled investment accounts in the future in concluding that consolidation of these investment pools was not required in the fourth quarter of 2008.

14. As it relates to your $2.49 billion purchase of debt securities from these investment accounts, we note your disclosure that these were purchased because these were identified as presenting increased risk in the current market environment. Please tell us following:

* The fair value and unrealized loss, as applicable, of these securities as of the date of purchase, as of December 31, 2008 and as of the date of your response;
* How you classified these securities upon purchase (i.e. available-for-sale, held-to-maturity) and whether this classification has since changed; and
* Since you disclose that these securities were identified as presenting increased risk in the current market environment, whether you have recorded any impairment on these securities.

15. Given the significant impact on your operating results in the fourth quarter of 2008 of the support provided to these investment accounts and your ongoing involvement with them, please revise your future filings to provide an expanded discussion of the developments in the SSgA managed fixed-income investment accounts similar to that provided in your Form 8-K filed on October 15, 2008.


Form 8-K, filed April 21, 2009

Exhibits 99.1 and 99.4

16. We note presentation of your "tangible common equity (TCE) ratio," "pro forma TCE ratio," and "TCE ratio calculated as a percentage of risk-weighted assets." These ratios appear to be non-
GAAP financial measures as defined by Regulation G and Item 10(e) of
Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

* To the extent you disclose these ratios in future filings with the
Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements;
* To the extent you disclose these ratios in the future in Item
2.02
of Form 8-K, you should provide all of the disclosures required by
Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to
Item 2.02 of Form 8-K;
* To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure;
* As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements. In the event that this number is preliminary and it will not be finalized until filed with your banking regulator, provide disclosure in this regard; and
* Consider including a statement stating that there is no conforming definition for calculating these non-GAAP ratios and therefore your current presentation may not be directly comparable to your peers.

17. As a related matter, we note on page six of Exhibit 99.4 your presentation of how TCE ratio is calculated. Please tell and revise future filings to explain the reasons for excluding both AMLF investment securities and excess reserves held at central banks from your calculation of this measure and why the exclusion of these amounts provides more meaningful information to investors.

18. As it relates to your pro forma measures presented, please tell us how you determined these measures comply with Rule 11-01 of Regulation S-X. Additionally, please tell us why you have assumed consolidation of all four of your sponsored unconsolidated conduits.
If you are unable to support your current presentation of these pro forma measures, please revise your future filings beginning with your next Form 10-Q, to appropriately label these non-GAAP measures.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the accounting comments may be
directed
to John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423.
All
other questions may be directed to Michael Clampitt at (202) 551-
3434
or to me at (202) 551-4518.

								Sincerely,



								Christian Windsor
								Special Counsel
								Office of Financial